

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

<u>Via E-mail</u>
Mr. Daniel A. Cartwright
Chief Financial Officer
TherapeuticsMD Inc.
951 Broken Sound Parkway NW, Suite 320
Boca Raton, FL 33487

Re: TherapeuticsMD Inc.
Item 4.01 Form 8-K
Filed January 25, 2012
File No. 000-16731

Dear Mr. Cartwright:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant